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                                                                 EXHIBIT (a)(19)

                                      Contact:  FOR FUJITSU:
                                                Korendo Shiotsuki
                                                General Manager, New York Office
                                                (212) 265-5360

                                                          or

                                                SITRICK AND COMPANY
                                                Donna K.H. Walters
                                                Michael Sitrick
                                                (310) 788-2850


FOR IMMEDIATE RELEASE
---------------------


         FUJITSU TO OWN 97% OF AMDAHL AFTER ACCEPTING TENDERED SHARES;
                       PLANS TO PROCEED WITH FULL MERGER


        TOKYO, JAPAN AND SUNNYVALE, CALIF., USA -- SEPTEMBER 15, 1997 - FUJITSU LIMITED (TSE: 6702) today announced that its tender offer to acquire all outstanding shares of Amdahl Corporation not currently owned by Fujitsu has expired as scheduled.

        Preliminary results indicate that as of the expiration of the offer at 5:00 p.m., EDT, Friday, September 12, 1997, 67,292,435 shares had been tendered and not withdrawn (including 2,662,512 shares tendered pursuant to guarantees of delivery), representing approximately 55 percent of the outstanding Amdahl shares. Following acceptance and purchase of the tendered shares, Fujitsu and its affiliates will own approximately 97 percent of the outstanding Amdahl shares.

        Fujitsu said it intends to accept and purchase all the validly tendered shares for $12.40 per share in cash in accordance with the terms of the offer. Shortly following such acceptance and payment, the previously announced merger of Fujitsu's wholly-owned subsidiary, Fujitsu International, Inc., with and into Amdahl is expected to be consummated pursuant to the short-form merger provisions of the Delaware General Corporation Law, whereby Amdahl will become a wholly owned subsidiary of Fujitsu.

        In the merger, each share of Amdahl's common stock not held by Fujitsu or Fujitsu International (other than shares as to which appraisal rights are perfected) will be converted into the right to receive $12.40 in cash. Shortly following the merger, materials will be mailed to Amdahl stockholders whose shares were not tendered, along with a letter of transmittal that will provide instructions for receiving the $12.40 per share cash payment.
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